UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

deltathree, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

24783N-10-2

(CUSIP Number)

D4 Holdings, LLC

349-L Copperfield Blvd. #407

Concord, NC 28025

(704) 260-3304

February 25, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐

EXPLANATORY STATEMENT

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of deltathree, Inc. (the “Company”). This Amendment No. 5 is being jointly filed by (i) D4 Holdings, LLC, a Delaware limited liability company (“D4 Holdings”), (ii) Manna Holdings, LLC, a Delaware limited liability company (“Manna Holdings”), (iii) Praescient, LLC, a North Carolina limited liability company, and (iv) Robert Stevanovski, an individual (collectively, the “Reporting Persons”), to amend and supplement the information set forth below of the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission on February 23, 2009, as amended (the “Original Filing”). Unless otherwise indicated, capitalized terms used herein without definitions have the meanings assigned to them in the Original Filing.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To finance the tender offer and related transactions described in Item 4 below (which Item 4 is incorporated herein by reference), D4 Holdings estimates that the amount of funds necessary to consummate the transactions would be approximately $333,110.25. Those funds will be provided from capital contributions to D4 Holdings by the members of Manna Holdings.

ITEM 4.      PURPOSE OF TRANSACTION

General

As reported in the Original Filing, D4 Holdings initially acquired an interest in the Company for investment purposes. Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Tender Offer

On February 25, 2015, D4 Holdings sent to the board of directors of the Company a letter (the “Proposal Letter”) which indicates that D4 Holdings intends to initiate a tender offer (the “tender offer”) to purchase all of the outstanding shares of Common Stock not owned by D4 Holdings at a purchase price of $0.01 per share in cash. The completion of the tender offer will be conditioned upon, among other things, approval by a special committee of the Board consisting of independent directors and the tender of a majority of the shares of the Company not owned by D4 (i.e., a “majority of the minority”). A copy of the Proposal Letter is attached hereto as Exhibit 99.1, which is incorporated herein by reference. The description herein of the proposal and the matters contemplated thereby is qualified in its entirety by reference to the Proposal Letter.

D4 Holdings will pay the cash consideration required for the tender offer from its own funds, and accordingly there will be no financing contingency.

If, after the tender offer, D4 Holdings directly or indirectly owns at least 90% of the shares of Common Stock, it plans, in compliance with the applicable provisions of the Delaware General Corporation Law, to effect a “short-form” merger of the Company with a subsidiary of D4 Holdings in which unaffiliated stockholders would receive the same per share consideration paid in the tender offer. D4 Holdings reserves the right to effect a long form merger if it deems it to be required or preferable. (The short form merger or the long form merger, as applicable, is referred to herein as the “Merger.”)

If the tender offer and the Merger are completed, the Common Stock would no longer be registered under Section 12 of the Exchange Act.

Other Actions That the Reporting Persons May Take

In addition to or as an alternative to the tender offer, actions by the Reporting Persons may include, and the Reporting Persons reserve the right to effect (or seek to effect), at any time and from time to time in any single transaction or series of transactions, in each case subject to any applicable legal and contractual restrictions on their ability to do so, one or more of the following:

(i) subject to the rules governing tender offers to the extent they apply to a given transaction, purchasing additional shares of Common Stock on the open market, in privately negotiated transactions, or otherwise;

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(ii) selling some or all of the Reporting Persons’ shares of Common Stock or other Company securities on the open market, in privately negotiated transactions, or otherwise;

(iii) extraordinary corporate transactions, including mergers (including the Merger), acquisitions, dispositions, recapitalizations, sales or transfers of assets, reorganizations or liquidations involving the Company;

(iv) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(v) change the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill vacancies on the board, including such changes following the Merger;

(vi) material changes in the present capitalization or dividend policy of the Company;

(vii) material changes in the Company’s business or corporate structure, including through the Merger;

(viii) changes to the Company’s certificate of incorporation, bylaws and other organizational documents, including through the Merger;

(ix) changes in the Company’s corporate governance policies and practices and with respect to its business plan and operating strategies, including such changes following Merger; and

(xii) taking all such additional actions as the Reporting Persons deem necessary or advisable to effectuate the foregoing objectives, and which the Reporting Persons believe are reasonably related thereto.

D4 Holdings does not expect to cause a class of securities of the Company to be delisted from a national securities exchange because the Common Stock is currently trading on the OTC Pink market (which is not a national securities exchange) nor will D4 Holdings cause a class of equity securities of the issuer to become eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended, because the Company is already eligible for such termination of registration (given that it reported in its Annual Report on Form 10-K that as of March 24, 2014, it had only 119 holders of record).

D4 Holdings expects to continue participation in the management of the Company through representation on the Company’s board of directors, although D4 Holdings expects that a special committee of the board of directors (which will not include any director affiliated with D4 Holdings) will negotiate the tender offer and related matters, including the Merger, on behalf of the Company. After the Merger, D4 Holdings will control all of the seats on the board of directors as a result of owning all of the Company’s shares.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit

99.1      Letter from D4 Holdings, LLC to the Board of Directors of the Company dated February 25, 2015.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2015

D4 HOLDINGS, LLC

By:	PRAESCIENT, LLC, its manager

	By:	/s/ Robert Stevanovski
Name: Robert Stevanovski
Title: Authorized Signatory

MANNA HOLDINGS, LLC

By:	PRAESCIENT, LLC, its managing member

	By:	/s/ Robert Stevanovski
Name: Robert Stevanovski
Title: Authorized Signatory

PRAESCIENT, LLC

	By:	/s/ Robert Stevanovski
Name: Robert Stevanovski
Title: Authorized Signatory

/s/ Robert Stevanovski
Robert Stevanovski, individually

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EXHIBIT 99.1

Letter from D4 Holdings, LLC to the Board of Directors of deltathree, Inc. dated February 25, 2015